Exhibit 99.2

Neovasc Inc.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

CONTENTS

Page
Report of Independent Registered Public Accounting Firm	1 – 3
Consolidated Statements of Financial Position	4
Consolidated Statements of Loss and Comprehensive Loss	5
Consolidated Statements of Changes in Equity	6
Consolidated Statements of Cash Flows	7
Notes to the Consolidated Financial Statements	8 – 37

Report of Independent Registered
Public Accounting Firm

To the Board of Directors and Shareholders of

Neovasc Inc.

Opinion on the Consolidated Financial Statements
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neovasc Inc. as at December 31, 2017, December 31, 2016, and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neovasc Inc. as at December 31, 2017, December 31, 2016, and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $24,859,117 during the year ended December 31, 2017 and, as of that date, the Company’s consolidated current liabilities exceeded its current assets by $6,060,895. As stated in Note 1 to the consolidated financial statements, these conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern.

1

Basis for Opinion
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (the “PCAOB”). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

2

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 2002.

Vancouver, Canada
March 27, 2018	Chartered Professional Accountants

3

NEOVASC INC.

Consolidated Statements of Financial Position

As at December 31,

(Expressed in U.S. dollars)

	Notes	2017	2016	2015

ASSETS
Current assets
Cash and cash equivalents	6	$17,507,157	$22,954,571	$55,026,171
Cash held in escrow	7	—	70,000,000	—
Accounts receivable	8	1,334,923	3,117,474	1,736,941
Inventory	9	398,556	196,723	598,136
Prepaid expenses and other assets	10	802,366	505,340	146,590
Total current assets		20,043,002	96,774,108	57,507,838

Non-current assets
Restricted cash	11	478,260	449,760	—
Property, plant and equipment	12	1,685,181	1,585,635	3,720,556
Total non-current assets		2,163,441	2,035,395	3,720,556

Total assets		$22,206,443	$98,809,503	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$1,844,955	$2,490,943	$3,232,971
Damages provision	14	—	111,781,096	—
Convertible Note	15	4,261,597	—	—
Derivative liability from financing	15	19,997,345	—	—
Total current liabilities		26,103,897	114,272,039	3,232,971

Non-Current Liabilities
Convertible Note	15	15,745,962	—	—
Derivative liability from financing	15	16,831,685	—	—
Total non-current liabilities		32,577,647	—	—

Total liabilities		$58,661,544	$114,272,039	$3,232,971

Equity
Share capital	17	$171,803,816	$168,712,673	$161,505,037
Contributed surplus	17	23,056,846	22,301,437	20,569,110
Accumulated other comprehensive loss		(6,643,436)	(4,693,040)	(8,790,011)
Deficit		(224,692,327)	(201,783,606)	(115,288,713)
Total equity		(36,475,101)	(15,462,536)	57,995,423

Total liabilities and equity		$22,206,443	$98,809,503	$61,228,394

Going Concern and Uncertainty (see Note 1, 5 and 24)

Contingent Liabilities and Provisions (see Note 24)

Subsequent Events (see Note 25)

Operating Leases (see Note 21)

See Accompanying Notes to the Consolidated Financial Statements

4

NEOVASC INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31,

(Expressed in U.S. dollars)

	Notes	2017	2016	2015

REVENUE
Reducer		$1,128,126	$1,004,948	$526,412
Product sales		—	—	353,736
Contract manufacturing		949,379	3,746,521	3,236,978
Consulting services		3,311,509	4,761,327	5,812,814
	18	5,389,014	9,512,796	9,929,940

COST OF GOODS SOLD	20	3,477,821	7,091,761	6,938,134
GROSS PROFIT		1,911,193	2,421,035	2,991,806

EXPENSES
Selling expenses	20	886,226	696,638	655,669
General and administrative expenses	20	15,684,783	19,182,787	13,913,076
Product development and clinical trials expenses	20	17,489,092	19,364,503	17,181,395
		34,060,101	39,243,928	31,750,140

OPERATING LOSS		(32,148,908)	(36,822,893)	(28,758,334)

OTHER INCOME/(EXPENSE)
Interest income		355,806	177,761	577,006
Interest expense		—	—	(2,538)
Damages provision	14	(738,021)	(111,781,096)	—
Gain on sale of assets		—	65,095,733	—
Gain/(loss) on foreign exchange		2,726,728	(273,746)	1,620,727
Unrealized gain on derivative liability and convertible note	15	10,732,089	—	—
Amortization of deferred loss	15	(3,351,987)	—	—
Foreign exchange loss on damages provision		—	(2,690,129)	—
		9,724,615	(49,471,477)	2,195,195
LOSS BEFORE TAX		(22,424,293)	(86,294,370)	(26,563,139)

Tax expense	16	(484,428)	(200,523)	(167,351)

LOSS FOR THE YEAR		$(22,908,721)	$(86,494,893)	$(26,730,490)

OTHER COMPREHENSIVE (LOSS)/GAIN FOR THE YEAR Items that will be reclassified subsequently to profit or loss
Exchange difference on translation for other than damages provision		(1,950,396)	1,406,842	(8,386,205)
Exchange difference on translation for damages provision		—	2,690,129	—
		(1,950,396)	4,096,971	(8,386,205)

LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR		$(24,859,117)	$(82,397,922)	$(35,116,695)

LOSS PER SHARE
Basic and diluted loss per share	22	$(0.28)	$(1.28)	$(0.41)

See Accompanying Notes to the Consolidated Financial Statements

5

NEOVASC INC.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)

	Notes		Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity

Balance at January 1, 2015			$89,357,061	$17,632,809	$(403,806)	$(88,558,223)	$18,027,841

Issue of share capital pursuant to an underwritten public offering	17	(b)(i)	74,883,850	—	—	—	74,883,850
Share issue costs	17	(b)(i)	(5,004,640)	—	—	—	(5,004,640)
Issue of share capital on exercise of options	17	(b)	2,268,766	(1,177,864)	—	—	1,090,902
Share-based payments	17	(b)	—	4,114,165	—	—	4,114,165
Transaction with owners during the period			72,147,976	2,936,301	—	—	75,084,277

Loss for the period			—	—	—	(26,730,490)	(26,730,490)

Other comprehensive loss for the period			—	—	(8,386,205)	—	(8,386,205)

Balance at December 31, 2015			$161,505,037	$20,569,110	$(8,790,011)	$(115,288,713)	$57,995,423

Issue of share capital pursuant to a private placement	17	(b)(ii)	7,090,200	—	—	—	7,090,200
Share issue costs	17	(b)(ii)	(35,540)	—	—	—	(35,540)
Issue of share capital on exercise of options	17	(b)	152,976	(77,784)	—	—	75,192
Share-based payments	17	(b)	—	1,810,111	—	—	1,810,111
Transaction with owners during the period			7,207,636	1,732,327	—	—	8,939,963

Loss for the period			—	—	—	(86,494,893)	(86,494,893)

Other comprehensive loss for the period			—	—	4,096,971	—	4,096,971

Balance at December 31, 2016			$168,712,673	$22,301,437	$(4,693,040)	$(201,783,606)	$(15,462,536)

Issue of share capital on exercise of options	17	(b)(iii)	1,964,086	(1,729,134)	—	—	234, 952
Issue of share capital on exercise of warrants	17	(b)(iv)	1,127,057				1,127,057
Share-based payments	19		—	2,484,543	—	—	2,484,543
Transaction with owners during the period			3,091,143	755,409	—	—	3,846, 552

Loss for the period			—	—	—	(22,908,721)	(22,908,721)

Other comprehensive income for the period			—	—	(1,950,396)	—	(1,950,396)

Balance at December 31, 2017			$171,803,816	$23,056,846	$(6,643,436)	$(224,692,327)	$(36,475,101)

See Accompanying Notes to the Consolidated Financial Statements

6

NEOVASC INC.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in U.S. dollars)

	Notes	2017	2016	2015
OPERATING ACTIVITIES
Loss for the year		$(22,908,721)	$(86,494,893)	$(26,730,490)
Adjustments for:
Depreciation	20	534,545	755,734	503,709
Share-based payments	19	2,484,542	1,810,111	4,114,165
Damages provision	14	738,021	111,781,096	—
Gain on sale of assets		—	(65,095,733)	—
Unrealized gain on derivative liability and convertible note	15	(10,732,089)	—	—
Amortization of deferred loss	15	3,351,987	—	—
Income tax expense	16	484,428	200,523	—
Interest income		(355,806)	(177,761)	(609,493)
Interest expense		—	—	2,538
		(26,403,093)	(37,220,923)	(22,719,571)
Net change in non-cash working capital items:
Accounts receivable		1,907,768	(1,357,201)	(442,585)
Inventory		(174,392)	(470)	(269,605)
Prepaid expenses and other assets		(235,366)	(221,973)	31,592
Accounts payable and accrued liabilities		(1,046,664)	(842,360)	1,527,656
Damages Provision	14	(112,519,117)	—	—
		(112,067,771)	(2,422,004)	847,058
Income tax and Interest paid and received:
Income tax paid		(255,118)	(326,492)	—
Interest received		112,036	175,260	592,093
Interest paid		—	—	(2,538)
		(143,082)	(151,232)	589,555
Net cash applied to operating activities		(138,613,946)	(39,794,159)	(21,282,958)

INVESTING ACTIVITES
Decrease/(increase) in restricted cash		2,520	(449,760)	—
Decrease/(increase) in cash held in escrow	7	70,000,000	(70,000,000)	—
Redemption of guaranteed investment certificates		—	—	9,322,492
Purchase of property, plant and equipment	12	(505,667)	(656,170)	(2,143,128)
Proceeds from sale of assets		—	67,741,740	—
Net cash from / (applied to) investing activities		69,496,853	(3,364,190)	7,179,364

FINANCING ACTIVITIES
Repayment of long-term debt		—	—	(164,364)
Proceeds from private placements and public offerings		—	7,054,660	69,879,210
Proceeds from exercise or warrants	15	18,750	—	—
Proceeds from financing before fees	17	65,324,997	—	—
Proceeds from exercise of options		234,952	75,192	1,090,092
Net cash from financing activities		65,578,699	7,129,852	70,804,938

NET CHANGE IN CASH AND CASH EQUIVALENTS		(3,538,394)	(36,028,497)	56,701,344
CASH AND CASH EQUIVALENTS
Beginning of the year		22,954,571	55,026,171	5,193,561
Exchange difference on cash and cash equivalents		(1,909,020)	3,956,897	(6,868,734)
End of the year		$17,507,157	$22,954,571	$55,026,171
Represented by:
Cash	6	17,507,157	13,961,537	7,860,728
Cashable high interest savings accounts	6	—	8,993,034	25,490,443
Cashable guaranteed investment certificates	6	—	—	21,675,000
		$17,507,157	$22,954,571	$55,026,171

See Accompanying Notes to the Consolidated Financial Statements

7

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

1.	INCORPORATION AND GOING CONCERN

(a)	Business Description

Neovasc Inc. (“Neovasc” or the “Company”) is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The consolidated financial statements of the Company as at December 31, 2017, December 31, 2016 and December 31, 2015 and for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 comprise the Company and its subsidiaries, all of which are wholly owned. The Company’s principal place of business is located at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara™ for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina.

(b)	Going Concern and Uncertainty

Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the “Appeals Court”). On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $112 million damages and interest awards became due and payable. The Company had approximately $70 million placed in escrow but needed to raise an additional approximately $42 million or face bankruptcy. On November 17, 2017, the Company closed an approximately $65 million financing (the “2017 Financings”) and used approximately $42 million to settle the remaining damages and interest awards. The terms of the financing included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms will make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2017, the Company had approximately $17.5 million in cash and cash equivalents, sufficient cash for approximately nine months of operations, and will need to obtain additional debt or equity financing in later 2018 to fund ongoing operations. The Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern (See Notes 7, 14 and 24).

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

2.	BASIS OF PREPARATION

(a)	Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)	Basis of measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except as explained in the accounting policies set out in Note 3.

(c)	Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated) and Neovasc GmbH. All intercompany balances and transactions have been eliminated upon consolidation.

8

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

2.	BASIS OF PREPARATION (continued)

(d)	Presentation of financial statements

The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

(e)	Use of estimates and management judgment

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, and volatility and forfeiture rates for share-based payments.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company provides for bad debts by setting aside accounts receivable past due more than 121 days unless circumstances suggest collectability is assured. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

The Company determines its functional currency based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

9

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

2.	BASIS OF PREPARATION (continued)

(e)	Use of estimates and management judgment (continued)

Determination of presentation currency

The Company has elected to adopt the United States dollar as its presentation currency, to improve comparability of its financial information with other publicly traded businesses in the life sciences industry.

Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Contingent Liabilities

Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs.

Accounting for financing and determination of fair value of derivative liabilities

The determination of the accounting treatment for the financing transactions completed in November 2017 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

The warrants and convertible notes will be measured at fair value through profit and loss at each period end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2017 are disclosed in Note 15.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

(a)	Foreign currency translation and change in functional currency

Prior to October 1st, 2017, the functional currency of the Company’s and each of its subsidiaries was the Canadian dollar.

Per IAS 21, the Effects of Changes in Foreign Exchange Rates, an entity’s functional currency should reflect the underlying transactions, events, and conditions that are relevant to the entity. Management considered primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, material purchases and other costs. Other indicators including the currency in which funds from financing activities are generated, and the currency in which receipts from operations are usually retained. Management concluded that the Company and each of its subsidiaries should be measured using the United States dollar as the functional currency.

The Company has accounted for the change prospectively, as provided for under International Accounting Standard (“IAS”) 21 – The Effect of Changes in Foreign Exchange Rates, and any amounts that were previously recorded in accumulated other comprehensive income (“AOCI”) prior to the change will continue to be included in AOCI until the disposal of the operation.

10

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Foreign currency translation and change in functional currency (continued)

The presentation currency of the consolidated financial statements is the United States dollar. Where functional currency is different than presentation currency, all revenues, expenses and cash flows for each period are translated into the presentation currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities are translated using the exchange rate at the end of the period and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

Foreign currency denominated non-monetary assets and liabilities are translated at the historical rates of exchange in effect on the date the asset was acquired or liability incurred. Foreign currency denominated revenues and expenses are translated at the rate of exchange on the date on which such transactions occur. Foreign currency gains or losses arising on the settlement of foreign-currency denominated monetary assets and liabilities are recognized in profit or loss in the period in which they arise.

Financial assets and financial liabilities are recognized on the Company’s consolidated statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are de-recognized when the obligation specified in the contract is discharged, cancelled or expired.

Financial assets

The Company classifies its cash and cash equivalents, cash held in escrow, restricted cash, and accounts receivable as loans and receivables. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.

Financial liabilities

The Company classifies its accounts payable and accrued liabilities as other financial liabilities. These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

The Company classifies its convertible note as a financial liability at fair value through profit and loss. The entire instrument is recognized initially at fair value with any subsequent changes in fair value recognized as an unrealized gain or loss in the statement of loss and comprehensive loss. All related transaction costs are expensed as incurred.

Derivative instruments, including derivative instruments embedded in other contracts and instruments designated for hedging activities, are recognized as either asset or liabilities in the statement of financial position and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as an unrealized gain or loss in the statement of loss and comprehensive loss.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash within 90 days of purchase.

(d)	Cash held in escrow

Cash held in escrow represents cash placed in a joint escrow account that cannot be accessed by the Company without prior authorization from parties not related to the Company. Restricted cash is disclosed separately as part of other current assets. In the past, such cash was used to settle awards against the Company in its litigation with CardiAQ (see Note 24).

11

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Restricted cash

Restricted cash represents secured cash that cannot be accessed by the Company without prior authorization from parties not related to the Company. Restricted cash is disclosed separately as part of other non-current assets.

(f)	Inventory

Inventory is valued at the lower of cost and net realizable value for finished goods, work in progress and raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labor costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, the Company considers factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

(g)	Property, plant and equipment

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

As no finite useful life for land can be determined, related carrying amounts are not depreciated.

Depreciation of property, plant and equipment is recognized in profit or loss over the estimated useful lives using the following rates and methods:

Building 4% declining balance

Leasehold improvements amortized over the life of the lease

Production & development equipment 30% declining balance

Computer hardware 30% declining balance

Computer software 100% declining balance

Office equipment 20% declining balance

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss.

(h)	Impairment of assets

Financial assets (including accounts receivable)

The Company reviews its accounts receivable at least at each reporting date to determine whether there is objective evidence that it is impaired.

The Company considers evidence of impairment for accounts receivable when the amounts are past due or when other objective information is received that a specific counterparty may default. Accounts receivable that are not considered to be individually impaired are reviewed for impairment in groups, using historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When subsequent events cause the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, if it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash-generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

(i)	Contingent Liabilities and Provisions

Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

(j)	Employee benefits

The Company provides short-term employee benefits and post-employment benefits to current employees. The short-term employee benefits include wages, salaries, social security contributions, paid annual leave, paid sick leave and medical care. Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

The Company provides post-employment benefits through defined contribution plans, including contributions to the Canadian Pension Plan and individual Registered Retirement Savings Plans of qualified employees. Contributions to defined contribution pension plans are recognized as an employee benefit expense in the years during which services are rendered by employees.

(k)	Revenue recognition

The Company earns revenue from four sources: the Reducer, product sales, contract manufacturing and consulting services. Revenues from these four sources are recognized as follows:

Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, the Company retains neither continuing managerial involvement nor effective control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. For consulting services, revenue is recognized when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the stage of completion and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Reducer, Product sales and Contract manufacturing

For the Reducer, product sales and contract manufacturing, these criteria are met upon time of shipment at shipping point.

Consulting services

For consulting services, these criteria are met as the services are delivered under the terms of the related consulting services contract.

Product sales ceased in 2015 and contract manufacturing and consulting services ceased at the end of 2017.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Research and development

The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization. The criteria include that development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to profit or loss. Research and development costs are reduced by any scientific research and experimental development tax credits to which the Company is entitled.

(m)  Government assistance

Government assistance, consisting of grants and scientific research and experimental development tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates. The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the assistance program and when there is reasonable assurance that the assistance will be realized.

(n)   Interest income and interest expense

Interest income comprises interest income from high interest savings accounts and guaranteed investment certificates. Interest income is recognized in profit or loss, using the effective interest method.

(o)	Operating lease

Leases where the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases. Payments on operating leases are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

(p)   Income taxes

Tax expense represents current tax and deferred tax. Tax is recognized in profit or loss except to the extent it relates to items recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their respective carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither the accounting profit nor taxable profit. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred tax assets and liabilities are offset when the Company has a right and intention to offset tax assets and liabilities from the same taxation authority.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability settled.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Equity

Share capital represents the value of shares that have been issued. Any transaction costs associated with the issuing of shares are deducted from share capital.

From time to time the Company may issue units consisting of common shares and common share purchase warrants. The Company estimates the fair value of the common shares based on their market price on the date of the issuance of the units. The residual difference, if any, between the unit price and the fair value of each common share represents the fair value attributable to each warrant. Any transaction costs associated with the issuance of units would be apportioned between the common shares and warrants based on their relative fair values.

Professional, consulting, regulatory fees and other costs that are directly attributable to financing transactions are deferred until such time as the transactions are completed. Share issue costs are charged to share capital when the related shares are issued. Costs relating to financing transactions that are abandoned are charged to profit and loss.

Contributed surplus includes the fair value of vested stock options (see Note 3(r)).

Deficit includes all current and prior period losses.

(r)	Share-based payments

The Company has an equity-settled share-based stock option plan. The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants (see Note 17(c)).

The fair value of the stock options awarded to employees, directors, officers and service providers is measured at grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares, based on historic market price volatility, and an expected life of the options. The fair value of the options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the options. The amount recognized as expense is adjusted to reflect the number of stock options expected to vest.

For stock options with non-vesting conditions, the grant date fair value of the options is recognized to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

(s)	Loss per share

Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common shares outstanding during the year for the effects of all potentially dilutive shares, only when their conversion to shares would decrease earnings per share or increase loss per share.

(t)	Operating segment

The Company operates its business in one segment. The Company reports information about revenues from customers for the Reducer, products sales, contract manufacturing and consulting services, from geographical areas, and from major customers.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Future accounting pronouncements

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards, but will adopt by their respective mandatory application date.

The new standard for financial instruments (IFRS 9) introduces extensive changes to IAS 39’s guidance on the classification and measurement of financial assets and introduces a new ‘expected credit loss’ model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

IFRS 9 divides all financial assets into two classifications – those measured at amortized cost and those measured at fair value. Classification is made at the time the financial asset is initially recognized when the entity becomes a party to the contractual provisions of the instrument. The transition guidance is complex and mainly requires retrospective application.

Most of the requirements in IAS 39 for the classification and measurement of financial liabilities have been carried forward unchanged to IFRS 9. Where an entity chooses to measure its own debt at fair value, IFRS 9 now requires the amount of the change in fair value due to changes in the issuing of the entity’s own credit risk to be presented in other comprehensive income. An exception to the new approach is made where the effects of changes in the liability’s credit risk would create or enlarge an accounting mismatch in profit or loss, in which case all gains or losses on that liability are to be presented in profit or loss. The requirements in IAS 39 related to de-recognition of financial assets and financial liabilities have been incorporated unchanged into IFRS 9. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018. Early application of this standard is permitted.

IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 ‘Revenue’, IAS 11 ‘Construction Contracts’, and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

IFRS 15 applies to contracts with customers to provide goods or services, including construction contracts and licensing of intellectual property. It will not apply to certain contracts within the scope of other IFRSs such as lease contracts, insurance contracts, financing arrangements, financial instruments, guarantees other than product warranties, and non-monetary exchanges between entities in the same line of business to facilitate sales to third-party customers. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018. Early application of this standard is permitted.

The Company performed an analysis to assess the impact of this standard. The Company’s earns revenue from four sources: the Reducer, product sales, contract manufacturing and consulting services. Product sales ceased in 2015, contract manufacturing and consulting services ceased in 2017. The Company only expects revenue from Reducer sales in 2018. The Company does not anticipate a material impact on its revenue recognition polices or cash flows as a result of the adoption of this standard.

IFRS 16 Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, from the perspective of the lessee, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 Leases and, instead, introduces a single lessee accounting model. From the perspective of the lessor, IFRS 16 substantially carries forward the accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and accounts for those two types of leases differently. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2019. Early application of this standard is permitted.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(u) Future accounting pronouncements (continued)

While the Company continues to assess all potential impacts and transition provisions of this standard, the Company believes that the most significant impact will be related to the accounting for operating leases associated with office space. At this time, a quantitative estimate of the effect of the new standard has not been determined, but the Company anticipates a material impact to its statements of financial position due to the recognition of the present value of unavoidable future lease payments as lease assets and lease liabilities. The measurement of the total lease expense over the term of the lease is unaffected by the new standard; however, the required presentation on the consolidated statements of earnings (loss) will result in lease expenses being presented as depreciation of lease assets and finance costs rather than being fully recognized as general and administrative costs.

4.	MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible debt. There has been no change in the definition since the prior period.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the years ended December 31, 2017, 2016 and 2015 there were no changes in the Company’s capital management policy.

The capital of the Company is comprised of:

	December 31, 2017	December 31, 2016	December 31, 2015

Convertible Note	$20,007,559	—	—
Equity	$(36,475,101)	$(15,462,536)	$57,995,423

Capital	$(16,467,542)	$(15,462,536)	$57,995,423

5.	FINANCIAL RISK MANAGEMENT

(a)   Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 |  Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 |  Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is,

as prices) or indirectly (that is, derived from prices)

Level 3 |  Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2017, December 31, 2016 and December 31, 2015. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$—	$—	$20,007,559	$20,007,559
Derivative financial liabilities	$—	$—	$36,829,030	$36,829,030

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(a)	Fair value estimation (continued)

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	December 31, 2017	December 31, 2016	December 31, 2015
Loans and receivables
Cash and cash equivalents	6	$17,507,157	$22,954,571	$55,026,171
Cash held in escrow	7	-	70,000,000	-

Accounts receivable	8	1,334,923	3,117,474	1,736,941
Restricted cash	11	478,260	449,760	-
		$19,320,340	$96,521,805	$56,763,112

Other financial liabilities
Accounts payable and accrued liabilities	13	$1,844,955	$2,490,943	$3,077,802
Financial liabilities at fair value through profit and loss Derivative liability from financing (current)	15	$19,997,345	$—	$—
Convertible Note (current)	15	4,261,597	—	—
Derivative liability from financing (non-current)	15	16,831,685	—	—
Convertible Note (non-current)	15	15,745,962	—	—
		$58,681,544	$—	$—

The carrying amounts of cash and cash equivalents, cash held in escrow, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(b)	Foreign exchange risk

The majority of the Company’s revenues are derived from product sales in the United States (“U.S.”) and Europe (“EU”), primarily denominated in U.S. and EU currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. U.S. and EU currency represents approximately 35% and 65% of the revenue for the year ended December 31, 2017 (2016: 62% and 38% respectively and 2015: 48% and 52%). A 10% change in the foreign exchange rates for the EU currency for foreign currency denominated accounts receivable will impact net income as at December 31, 2017 by approximately $50,000 (as at December 31, 2016: U.S. and EU currencies: $202,000 and $49,000 respectively and as at December 31, 2015: $84,000 and $60,000 respectively), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $32,000 as at December 31, 2017 (as at December 31, U.S. and EU currencies: 2016: $123,000 and $10,000 respectively and as at December 31, 2015: $164,000 and $24,000, respectively). The Company does not hedge its foreign exchange risk.

(c)	Interest rate risk

The Company is not exposed to cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable and accounts payable without interest.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

5.	FINANCIAL RISK MANAGEMENT (continued)

(d)	Liquidity risk

As at December 31, 2017, the Company had $17,507,157 in cash and cash equivalents as compared to cash and cash equivalents of $22,954,571 at December 31, 2016 and $55,026,171 at December 31, 2015. On November 13, 2017, the final mandate was issued by the court in the Company’s primary U.S. litigation with CardiAQ, approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and approximately $42 million became due and payable. On November 17, 2017 the Company closed the 2017 Financings for gross proceeds of approximately $65 million and approximately $42 million from the net proceeds of the 2017 Financings was used to settle the remaining damages and interest awards (see Notes 1(b), 7, 14 and 24). Further to this and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company believes it has sufficient funds to fund operations for at least the next three quarters. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

(e)	Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2017 is $1,201,292 (2016: $2,532,114 and 2015:$1,393,533). As at December 31, 2017, the Company had $588,282 (as at December 31, 2016: $1,555,469 and 2015: $91,813) of trade accounts receivable that were overdue, according to the customers’ credit terms. During the year ended December 31, 2017 the Company wrote down $26,931 of accounts receivable owed by customers (year ended December 31, 2016: $5,556 and 2015: $25,893).

The Company may also have credit risk related to its cash and cash equivalents, with a maximum exposure of $17,985,417 as at December 31, 2017 (as at December 31, 2016: $93,404,331 and 2015: $55,026,171). The Company minimizes its risk to cash and cash equivalents by maintaining the majority of its cash and cash equivalents with Canadian Chartered Banks.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2017	December 31, 2016	December 31, 2015
Cash held in:
Canadian dollars	$70,112	$6,386,135	$635,614
United States dollars	16,989,119	7,231,160	7,104,699
Euros	447,926	344,242	120,415
Cashable Canadian dollar high interest savings accounts	—	4,713,385	8,738,088
Cashable United States dollar high interest savings accounts	—	4,279,649	16,752,355
Cashable guaranteed investment certificate	—	—	21,675,000
	$17,507,157	$22,954,571	$55,026,171

The high interest savings accounts were held in major Canadian Chartered Banks. They were fully cashable at any time and have a variable interest rate.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

7.	CASH HELD IN ESCROW

	December 31, 2017	December 31, 2016	December 31, 2015
Cash held in escrow	—	$70,000,000	—

The Company placed $70 million into a joint escrow account to partially cover the damages awarded against the Company in its primary U.S. litigation with CardiAQ. On November 13, 2017, the final mandate of the court was issued and approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and interest awards (see Notes 14 and 24).

8.	ACCOUNTS RECEIVABLE

	December 31, 2017	December 31, 2016	December 31, 2015

Trade accounts receivable	$1,201,292	$2,532,114	$1,393,533
Other accounts receivable	133,631	585,360	343,408
	$1,334,923	$3,117,474	$1,736,941

All amounts are short-term. The aging analysis of trade receivables is as follows:

	December 31, 2017	December 31, 2016	December 31, 2015

Not past due	$693,010	$976,645	$1,301,720
Past due 0 - 30 days	255,348	969,652	89,643
30 - 60 days	79,600	54,064	1,846
60 - 90 days	4,334	134,468	324
90 – 120 days	139,000	189,640	-
Over 120 days	110,000	327,645	-
Allowance for doubtful accounts	(80,000)	(120,000)	-
	$1,201,292	$2,532,114	$1,393,533

All of the Company's trade and other receivables have been reviewed for impairment. During the year ended December 31, 2017, the Company wrote off $26,931 of accounts receivable (2016: $5,071 and 2015: $25,893). The Company recorded $80,000 in allowance for doubtful accounts at December 31, 2017 (2016: $120,000 and 2015: $nil). Subsequent to the year end the Company collected $49,000 in accounts receivable greater than 60 days old.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

9.	INVENTORY

	December 31, 2017	December 31, 2016	December 31, 2015

Raw materials	$175,487	$83,934	$492,785
Work in progress	171,599	62,040	88,856
Finished goods	51,470	50,749	16,495
	$398,556	$196,723	$598,136

During the years ended December 31, 2017, 2016 and 2015 the Company did not write down any inventory. During the year ended December 31, 2017 $752,810 of inventory was expensed in cost of goods sold (years ended December 31, 2016: $4,082,504 and 2015: $3,391,324, respectively).

10.	PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2017	December 31, 2016	December 31, 2015

Prepaid expenses	$20,041	$187,480	$78,114
Prepaid insurance	125,043	114,988	68,476
Deposits on rental agreements	308,492	53,771	—
Retainers on professional fees	324,062	23,938	—
Other prepaid expenses and other assets	24,728	125,163	—
	$802,366	$505,340	$146,590

11.	RESTRICTED CASH

	December 31, 2017	December 31, 2016	December 31, 2015
Restricted cash	$478,260	$449,760	$—

Restricted cash represents a C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

12.	PROPERTY, PLANT AND EQUIPMENT

	Land		Building		Leasehold improvements		Production & development equipment		Computer hardware	Computer software	Office equipment	Total

COST

Balance at January 1, 2015	$178,734		$1,741,422		$35,428		$1,318,982		$457,713	$297,553	$304,226	$4,334,058
Additions during the year	253,198		805,810		93,361		833,690		52,914	80,455	23,700	2,143,128
Cumulative translation adjustment	(57,166)		(346,428)		(10,780)		(281,957)		(79,537)	(51,650)	(51,681)	(879,199)
Balance at December 31,2015	$374,766		$2,200,804		$118,009		$1,870,715		$431,090	$326,358	$276,245	$5,597,987

Additions during the year	—		89,263		—		409,899		28,765	128,243	—	656,170
Disposals during the year	(157,791)		(1,994,191)		(84,808)		(964,018)		(45,641)	(41,724)	—	(3,288,173)
Cumulative translation adjustment	14,926		111,679		5,447		71,521		14,933	12,265	8,526	239,297
Balance as at December 31, 2016	$231,901		$407,555		$38,648		$1,388,117		$429,147	$425,142	$284,771	$3,205,281

Additions during the period	—		—		127,181		146,388		77,518	145,424	9,156	505,667
Cumulative translation adjustment	17,592		30,916		4,109		115,223		37,257	41,707	22,158	268,962
Balance as at December 31, 2017	$249,493		$438,471		$169,938		$1,649,728		$543,922	$612,273	$316,085	$3,979,910

ACCUMULATED DEPRECIATION

Balance at January 1, 2015	$—		$343,295		$958		$694,265		$222,154	$279,427	$140,688	$1,680,787
Depreciation for the year	—		51,010		34,119		270,231		78,158	36,817	33,374	503,709
Cumulative translation adjustment			(59,066)		(2,062)		(130,469)		(42,706)	(47,318)	(25,444)	(307,065)
Balance at December 31, 2015	$—		$335,239		$33,015		$834,027		$257,606	$268,926	$148,618	$1,877,431

Depreciation for the year	—		77,205		50,101		402,426		61,645	137,682	26,675	755,734
Disposals during the year	—		(395,674)		(57,933)		(584,186)		(29,746)	(14,779)	—	(1,082,318)
Cumulative translation adjustment	—		18,130		1,567		31,536		7,694	5,647	4,225	68,799
Balance at December 31, 2016	$—		$34,900		$26,750		$683,803		$297,199	$397,476	$179,518	$1,619,646

Depreciation for the period	—		15,484		35,702		254,794		64,166	140,652	23,747	534,545
Cumulative translation adjustment	—		3,179		3,964		60,347		24,730	33,889	14,429	140,538
Balance as at December 31, 2017	$—		$53,563		$66,416		$998,944		$386,095	$572,018	$217,694	$2,294,729

CARRYING AMOUNTS
As at December 31, 2015		$		$		$		$			$127,627	$3,720,556
As at December 31, 2016	$231,901		$372,655		$11,898		$704,314		$131,948	$27,666	$105,253	$1,585,635
As at December 31, 2017	$249,493		$384,908		$103,522		$650,784		$157,827	$40,256	$98,391	$1,685,181

22

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016	December 31, 2015

Trade payables	$1,256,795	$943,922	$2,515,815
Accrued vacation	157,198	217,036	167,604
Accrued liabilities	346,984	1,270,306	221,167
Tax liability	—	—	155,169
Other accounts payable	83,978	59,679	173,216
	$1,844,955	$2,490,943	$3,232,971

14.	DAMAGES PROVISION

	December 31, 2017	December 31, 2016	December 31, 2015

Initial damages	$—	$70,000,000	$—
Enhanced damages	—	21,000,000	—
Pre-judgment interest	—	20,675,154	—
Accrued post-judgment interest	—	105,942	—
	$—	$111,781,096	$—

On May 19, 2016, in the Company’s primary U.S. litigation with CardiAQ, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ. On October 31, 2016, during post-trial motions, the judge awarded $21 million enhanced damages on those claims and on January 18, 2017 during post-trial motions the judge awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. During 2017 interest of $738,021 was accrued. On November 13, 2017, the final mandate of the Appeals Court was issued and on November 17, 2017, a total of $112,519,117 was paid to settle the remaining damages and interest awards in full.

15.	DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE

(a)	Derivative Financial Liabilities

On November 17, 2017, Neovasc completed an underwritten public offering of 6,609,588 Series A units (the “Series A Units”) and 19,066,780 Series B units (the “Series B Units”) of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

Each Series A Unit is comprised of:

(i) one common share of the Company,

(ii) one Series A common share purchase warrant of the Company at an exercise price of $1.61 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

(iii) one Series B common share purchase warrant of the Company at an exercise price of $1.61 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

(iv) 0.40 Series C warrant (each, a "Series C Warrant") to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of one Common share, one Series A Warrant and one Series B Warrant.

Each Series B Unit is comprised of:

(i) either one common share of the Company or one Series D common share purchase warrant of the Company (each, a "Series D Warrant") at an exercise price of $1.46 per Series D Warrant Share, all of which will be pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share for a period of five years following issuance,

(ii) one Series A Warrant,

(iii) one Series B Warrant,

(iv) 0.40 Series C Warrant, and

(v) 1.1765 Series F common share purchase warrant of the Company at an exercise price of $1.61 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

15,492,950 common shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. During the period up to December 31, 2017, 1,874,989 Series D Warrants were exercised for gross proceeds of $18,750 and 1,874,989 common shares of the Company were issued from treasury (see Note 25 Subsequent Events for a description of the warrants exercised to date).

23

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

15.	DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (continued)

All the warrants include various price adjustment clauses, some of which cause the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 – Financial instruments; presentation (see Note 17 for further disclosure of the terms of the warrants). Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss (“FVTPL”). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The total fair value of the warrants issued in connection with the Series A and Series B units and Series E Warrants was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives are not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instruments on a straight line basis depending on the term of the warrants.

(b)	Convertible Note

As part of the 2017 Financings, the Company completed a brokered private placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company for gross proceeds of $27,837,500 (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one common share per Series E Warrant (the "Concurrent Private Placement").

The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Concurrent Private Placement. Upon the event of a default, the interest rate would automatically be increased to 15% per annum, Interest on the Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

The conversion option contained within the Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the Notes from being recognized within equity. The Notes contain a future-priced conversion mechanism that allows the holder of a Note to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the common shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. Further, with effect from and after 5:00 p.m. (New York City time) on August 17, 2018, the conversion price of the Notes will be adjusted to be the lower of (x) the then in effect conversion price and (y) the greater of (i) the amount in U.S. dollars equal to the VWAP for the common shares on August 17, 2018 and (ii) $0.50. The Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

Accordingly, the Company has elected to measure the Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL (see Note 17 for further disclosure of the terms of the Series E Warrants). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

(c) Warrants and Convertible Notes Model

The warrants were calculated based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

The Notes were calculated based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at initial recognition and as at December 31, 2017 are summarized below:

Valuation Date	November 17, 2017	December 31, 2017
Price of Neovasc common share	$0.8727	$0.6000
Dividend Yield	0%	0%
Historical volatility of Neovasc common share	122.99%	121.70%
Historical volatility of index	14.28%	14.43%
Volatility input	68.63%	68.07%
Risk-free rate	2.08%	2.20%
Credit spread	32.63%	34.24%

24

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

15.	DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (continued)

The carrying amounts for the derivative financial liabilities are as follows:

	Series A units	Series B units	Series E Warrants	Total

Fair value, November 17, 2017	$13,139,650	$67,810,835	$8,519,788	$89,470,273
Add:
Deferred loss	(7,054,787)	(36,408,201)	(1,669,271)	(45,132,259)
Amortization of deferred loss	390,379	2,067,557	41,732	2,499,668

Less:
Fair value adjustment on exercised warrants, December 27	—	(511,122)	—	(511,122)
Exercise of Series D Warrants (1,874,989), December 27	—	(1,108,306)	—	(1,108,306)

Fair value adjustment, December 31, 2017	(1,542,457)	(2,911,914)	(3,934,853)	(8,389,224)

Balance, Derivative financial liability December 31, 2017	$4,932,785	$28,938,849	$2,957,396	$36,829,030

Derivative financial liability, current				$19,997,345
Derivative financial liability, non-current				$16,831,685

The carrying amounts for the convertible notes are as follows:

	Convertible Notes	Total

Fair value, November 17, 2017	$26,100,900	$26,100,900
Add:
Deferred loss	(5,113,917)	(5,113,917)
Amortization of deferred loss	852,319	852,319

Less:
Fair value adjustment, December 31, 2017	(1,831,743)	(1,831,743)

Balance, Convertible note December 31, 2017	$20,007,559	$20,007,559
Convertible notes, current		$4,261,597
Convertible notes, non-current		$15,745,962

25

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

16.	INCOME TAXES

The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:

	For the years ended December 31,
	2017	2016	2015

Loss before income taxes	$(22,424,293)	$(86,294,370)	$(26,563,139)

Statutory tax rate	26.00%	26.00%	26.00%
Recovery of income taxes based on the combined Canadian
federal and provincial statutory rates	(5,830,316)	(22,436,536)	(6,906,416)
Share-based remuneration	650,335	468,939	1,061,468
Effect of rate change	(2,344,122)	—	—
Foreign exchange adjustment	(28,668)	333,276	126,654
Other permanent differences	(1,798,205)	(8,821,908)	(2,352,402)
Unrecognized deferred tax benefits	9,670,642	30,531,995	8,191,467
Difference in tax rates between foreign jurisdictions and Canada	164,762	124,757	46,580
Income tax expense	$484,428	$200,523	$167,351

The components of income tax expense are shown in the following table:

	For the years ended December 31,
	2017	2016	2015

Current tax	$484,428	$200,523	$167,351
Deferred tax	—	—	—
Income tax expense	$484,428	$200,523	$167,351

The Company recorded no deferred tax assets in the consolidated statement of financial position as it is not yet probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. The unrecognized deferred tax assets include tax losses, research and development pools and differences between the carrying amount and the tax basis of the following items:

	For the years ended December 31,
Deferred tax assets	2017	2016	2015

Investment tax credits	$3,108,576	$2,689,744	$3,454,503
Capital assets	500,445	328,039	212,311
Share issue expenses	1,774,820	772,687	999,066
Non-capital loss carry forwards	56,627,473	22,828,376	15,639,367
Foreign exchange	5,500	(12,388)	1,093
Research and development expenditures	265,260	68,037	3,523,925
Reserve for legal damages	—	28,205,068	—
Deferred compensation	31,387	50,454	29,907
	$62,313,461	$54,930,017	$23,860,172

Included in the Company’s deferred tax assets not recognized above as at December 31, 2017, is $982,443 of research and development expenditures available to reduce taxable income in the future periods with no expiry date. The Company has loss carry forward balances for income tax purposes of $233,544,898 that are available to reduce taxable income in Canada in the future periods, if any, expiring at various times through to the year 2037. The Company also has investment tax credits of $3,769,799 available to reduce income taxes in the future periods, expiring at various times through to the year 2037.

26

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

17.	SHARE CAPITAL

All common shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings.

All preferred shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to common shares. There are no preferred shares issued and outstanding.

(a)	Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value.

(b)	Issued and outstanding

	Common Shares		Contributed
	Number	Amount	Surplus

Balance, January 1, 2015	53,842,344	$89,357,061	$17,632,809
Issued for cash pursuant to an underwritten public offering (i)	10,415,000	74,883,850	—
Share issue costs (i)	—	(5,004,640)	—
Issued for cash on exercise of options	2,507,603	2,268,766	(1,177,864)
Share-based payments	—	—	4,114,165
Balance, January 1, 2016	66,764,947	$161,505,037	$20,569,110
Issued for cash pursuant to a private placement (ii)	11,817,000	7,090,200	—
Share issue costs (ii)	—	(35,540)	—
Issued for cash on exercise of options	101,398	152,976	(77,784)
Share-based payments	—	—	1,810,111
Balance, December 31, 2016	78,683,345	$168,712,673	$22,301,437
Issued from Series A and Series B units (iii)	22,102,538	—	—
Common shares issued from exercise of Series D Warrants (iv)	1,874,989	1,127,057	—
Issued for cash on exercise of options	254,702	1,964,086	(1,729,134)
Share-based payments	—	—	2,484,543
Balance, December 31, 2017	102,915,574	$171,803,816	$23,056,846

(i)	On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 common shares of the Company (of which 10,415,000 common shares were issued from treasury) at a price per share of $7.19 for aggregate gross proceeds of $74,883,850 for the Company and $11,935,400 for the selling security holders (including some directors, officers and employees). The share issue costs incurred by the Company were $5,004,640.
(ii)	On December 12, 2016, the Company closed a non-brokered private placement of 11,817,000 common shares of the Company at a price per share of $0.60 for aggregate gross proceeds of $7,090,200. All of the shares issued were purchased by Boston Scientific Corporation (“Boston Scientific”). Immediately following the closing of the private placement Boston Scientific owned 15% of the issued and outstanding common shares of the Company. The share issue costs incurred by the Company were $35,540. Concurrent to, and contingent upon, the non-brokered private placement Boston Scientific purchased certain assets from the Company.
(iii)	On November 17, 2017, Neovasc completed an underwritten public offering of 6,609,588 Series A Units and 19,066,780 Series B Units of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497. No amount has been recognized with respect to the common shares within equity because the fair value of the derivative instruments issued (being the warrants which form part of the Units issued) exceeded the cash proceeds received.
(iv)	On December 27, 2017, 1,874,989 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $18,750. In addition, the fair value of the related derivative liability of $1,108,306 (see Note 15) was recognized within equity upon conversion. The holders of Series D Warrants have the option to purchase one common share of Neovasc at a nominal exercise price of $0.01 per share for each Series D warrant held.

27

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

17.	SHARE CAPITAL (continued)

(c)	Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of common shares of the Company outstanding on May 16, 2014.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which were not issued under the Company’s stock option plan. The following table summarizes stock option activity for the respective periods as follows:

		Weighted average	Average remaining
	Number of options	exercise price	contractual life (years)
Options outstanding, January 1, 2015	9,346,389	C$ 2.37	2.19
Granted	1,423,677	8.57
Exercised	(2,507,603)	0.53
Forfeited	(127,760)	8.46
Options outstanding, December 31, 2015	8,134,703	C$ 3.92	2.22
Options exercisable, December 31, 2015	6,491,040	C$ 3.15	1.78
Granted	170,061	4.90
Exercised	(101,398)	1.00
Forfeited Expired	(271,862) (56,800)	6.37 1.00
Options outstanding, December 31, 2016	7,874,704	C$ 3.91	1.52
Options exercisable, December 31, 2016	6,800,066	C$ 3.40	1.26
Granted	1,844,500	1.90
Exercised	(2,174,093)	1.04
Forfeited	(471,867)	4.74
Expired	(1,294,934)	1.42
Options outstanding, December 31, 2017	5,778,310	C$ 4.84	2.28
Options exercisable, December 31, 2017	4,512,878	C$ 4.99	1.94

The following table lists the options outstanding at December 31, 2017 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	64,128	0.08	64,128	0.08
C$0.02-1.99	1,739,300	4.26	984,500	4.25
C$2.00-4.99	920,397	0.50	875,705	0.37
C$5.00-6.99	2,272,985	1.56	2,066,845	1.49
C$7.00-9.99	344,600	2.31	225,600	2.26
C$10.00-13.00	436,900	2.21	296,100	2.20
	5,778,310		4,512,878

28

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

17.	SHARE CAPITAL (continued)

(c)	Stock options (continued)

The following table lists the options outstanding at December 31, 2016 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	79,482	1.05	79,482	1.05
C$0.97-1.45	3,452,300	0.31	3,452,300	0.31
C$2.00-4.25	1,045,111	1.56	883,817	1.34
C$5.00-7.00	2,433,311	2.63	1,963,667	2.47
C$7.00-9.00	412,400	3.36	191,000	3.31
C$10.00-13.00	452,100	3.21	229,800	3.20
	7,874,704		6,800,066

The following table lists the options outstanding at December 31, 2015 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	86,280	2.06	86,280	2.06
C$0.97-1.45	3,608,500	0.68	3,570,700	0.61
C$2.00-4.25	982,606	2.27	775,804	2.25
C$5.00-7.00 C$7.00-9.00	2,550,570 373,000	3.62 4.58	1,806,347 77,000	3.40 4.58
C$10.00-13.00	533,747	4.23	174,909	4.21
	8,134,703		6,491,040

The weighted average share price at the date of exercise for share options exercised for the year ended December 31, 2017 was $0.87 (year ended December 31, 2016: $4.72 and year ended December 31, 2015: $6.98). During the year ended December 31, 2017, the Company recorded $2,484,543 as compensation expense for share-based compensation awarded to eligible optionees (year ended December 31, 2016 and 2015: $1,810,111 and $4,114,165, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2017	2016	2015
Weighted average fair value	$1.49	$3.02	$4.85
Weighted average exercise price	$1.90	$4.90	$8.57
Weighted average share price at grant	$1.90	$4.90	$8.57
Dividend yield	nil	nil	nil
Volatility	110%	76%	76%
Risk-free interest rate	1.12%	0.75%	0.75%
Expected life	5 years	5 years	5 years
Forfeiture rate	6%	1%	1%

29

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

17.	SHARE CAPITAL (continued)

(d)	Warrants

The following table lists the number of warrants issued on November 17, 2017 as well as the number exercised during the period and the remaining warrants outstanding at December 31, 2017.

Warrants	As at November 17, 2017	Exercised	As at December 31, 2017	Exercise Price	Weighted average remaining contractual life (years)

Series A Warrants	25,676,368	—	25,676,368	$1.61	4.88
Series B Warrants	25,676,368	—	25,676,368	$1.61	1.88
Series C Warrants	10,273,972	—	10,273,972	$1.46	1.88
Series D Warrants	3,573,830	(1,874,989)	1,698,841	$0.01	1.88
Series E Warrants	22,431,506	—	22,431,506	$1.61	4.88
Series F Warrants	22,431,506	—	22,431,506	$1.61	1.88

Below is a description of the features of the warrants.

Series A Warrants

There were 25,676,368 Series A Warrants issued and outstanding as of December 31, 2017. Each Series A Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series A Warrants are subject to full ratchet anti-dilution provisions in certain circumstances.

Series B Warrants

There were 25,676,368 Series B Warrants issued and outstanding as of December 31, 2017. Each Series B Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series B Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

At any time prior to their expiration, the holder of the Series B Warrant may, in its sole discretion, exercise the Series B Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series B Warrant Shares equal to the number determined by an alternate cashless exercise formula (the "Alternate Net Number"). The Alternate Net Number is equal to the product of (i) the quotient obtained by dividing (x) the total number of Series B Warrant Shares with respect to which the Series B Warrant is being exercised and (y) the maximum number of Series B Warrant Shares (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of the Series B Warrant on the date of issuance and (ii) the quotient obtained by dividing (A) the difference obtained by subtracting (x) the lowest daily VWAP during the ten trading days period ending on and including such exercise date (the “Market Price”) from (y) the exercise price as of the subscription date (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) by (B) 85% of the Market Price.

The Company has attributed a value to the remaining Series B Warrants via the application of the aforementioned Alternate Net Number, reflecting relevant market data as at December 31, 2017, summarized as follows:

As at December 31, 2017

Number of Series B Warrants outstanding	25,676,368
Estimated potential number of equivalent shares (a)	58,218,075
Applicable VWAP, as calculated per above	$0.55

(a) The number of common shares that would be issued pursuant to an Alternate Net Number cashless exercise if the exercise of all of the Series B Warrants had occurred on December 31, 2017.

30

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

17.	SHARE CAPITAL (continued)

(d) Warrants (continued)

Series C Warrants

There were 10,273,972 Series C Warrants issued and outstanding as of December 31, 2017. Each Series C Warrant may be exercised for a Series C Unit, with each Series C Unit being comprised of a common share, a Series A Warrant and a Series B Warrant. Each Series C Warrant represents the right to purchase one Series C Unit at a notional exercise price equal to $1.46 per Series C Unit, subject to adjustment.

Series D Warrants

There were 1,698,841 Series D Warrants issued and outstanding as of December 31, 2017. Each Series D Warrant represents the right to purchase one common share at a notional exercise price equal to $1.46 per common share, subject to adjustment.

$1.45 of the exercise price of the Series D Warrants was prepaid to the Company on November 17, 2017 on the closing of the financing.

Series E Warrants

There were 22,431,506 Series E Warrants issued and outstanding as of December 31, 2017. Each Series E Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series E Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

Series F Warrants

There were 22,431,506 Series F Warrants issued and outstanding as of December 31, 2017. Each Series F Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series F Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

At any time prior to their expiration, the holder of the Series F Warrant may, in its sole discretion, exercise the Series F Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series F Warrant Shares equal to the Alternate Net Number.

The Company has attributed a value to the remaining Series F Warrants via the application of the aforementioned alternate cashless exercise formula, reflecting relevant market data as at December 31, 2017, summarized as follows:

As at December 31, 2017

Number of Series F Warrants outstanding	22,431,506
Estimated potential number of equivalent shares (a)	50,860,741
Applicable VWAP, as calculated per above	$0.55

(a) The number of common shares that would be issued pursuant to an alternative cashless exercise if the exercise of all of the Series F Warrants had occurred on December 31, 2017.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

18.	SEGMENT INFORMATION

The Company’s operations are in one business segment: the development, manufacture and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada and the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the years ended December 31,
	2017	2016	2015
REVENUE
United States	$466,471	$4,832,977	$4,932,791
Europe	4,393,303	4,251,260	4,831,678
Rest of the World	529,240	428,559	165,471
	$5,389,014	$9,512,796	$9,929,940

Sales to the Company’s four largest customers accounted for approximately 57%, 9%, 6%, and 6% of the Company’s sales for the year ended December 31, 2017. Sales to the Company’s three largest customers accounted for approximately 36%, 32%, and 15% of the Company’s sales for the year ended December 31, 2016. Sales to the Company’s four largest customers accounted for approximately 30%, 29%,18% and 10% of the Company’s sales for the year ended December 31, 2015.

19.	EMPLOYEE BENEFITS EXPENSE

	For the years ended December 31,
	2017	2016	2015

Salaries and wages	$9,244,473	$10,155,918	$8.688,806
Pension plan and employment insurance	509,966	583,093	517,592
Contribution to defined contribution pension plan	194,123	209,494	279,968
Health benefits	613,918	810,609	744,297
Cash-based employee expenses	10,562,480	11,759,114	10,230,663
Share-based payments	2,484,542	1,810,111	4,114,165
Total employee expenses	$13,047,022	$13,569,225	$14,344,828

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

20.	DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the years ended December 31,
	2017	2016	2015

COST OF GOODS SOLD
Depreciation	$59,115	$209,613	$165,884
Share-based payments	70,242	45,803	310,360
Cash-based employee expenses	2,595,654	2,753,841	3,070,566
Other expenses	752,810	4,082,504	3,391,324
	$3,477,821	$7,091,761	$6,938,134

EXPENSES
Selling expenses
Share-based payments	$98,379	$138,334	$120,780
Cash-based employee expenses	202,261	109,150	31,447
Other expenses	585,586	449,154	503,442
	886,226	696,638	655,669

General and administrative expenses
Depreciation	93,196	119,977	78,544
Share-based payments	1,080,627	510,508	1,323,583
Cash-based employee expenses	2,792,897	2,713,110	2,128,392
Litigation expenses	2,410,350	13,170,138	7,058,226
Expenses related to the financing	5,447,182	—	—
Other expenses	3,860,531	2,669,054	3,324,331
	15,684,783	19,182,787	13,913,076

Product development and clinical trials expenses
Depreciation	382,234	426,144	259,281
Share-based payments	1,235,294	1,115,466	2,359,442
Cash-based employee expenses	4,971,668	6,183,013	5,000,258
Other expenses	10,899,896	11,639,880	9,562,414
	17,489,092	19,364,503	17,181,395

TOTAL EXPENSES	$34,060,101	$39,243,928	$31,750,140

Depreciation per Statements of Cash Flows	$534,545	$755,734	$503,709

Share-based payments per Statements of Cash Flows	$2,484,542	$1,810,111	$4,114,165

Cash-based employee expenses (see Note 19)	$10,562,480	$11,759,114	$10,230,663

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

21.	OPERATING LEASES

The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, or purchase options or escalation clauses.

The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. The lease contains an option to renew for an additional 36 months.

The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016.

The future minimum operating lease payments due over the next five years and thereafter are as follows:

	As at December 31,
	2017	2016	2015

Year 1	$343,564	$198,814	$209,753
Year 2	320,999	110,303	179,718
Year 3	292,845	79,852	77,519
Year 4	265,873	33,838	79,843
Year 5	110,780	—	33,835
	$1,334,061	$422,807	$580,668

Lease payments recognized as an expense during the year ended December 31, 2017 amounted to $308,037 (2016: $459,394 and 2015: $262,765).

22.	LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of common shares outstanding used for basic loss per share for the year ended December 31, 2017 amounted to 81,523,874 shares (2016: 67,465,300 and 2015: 65,397,132 shares).

	For the years ended December 31,
	2017	2016	2015

Weighted average number of common shares	81,523,874	67,465,300	65,397,132
Loss for the period	$(22,908,721)	$(86,494,893)	$(26,730,490)
Basic loss per share	$(0.28)	$(1.28)	$(0.41)

As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

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NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

23.	RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the years ended December 31,
	2017	2016	2015
Short-term employee benefits
Employee salaries and bonuses	$1,326,702	$1,224,103	$1,310,852
Directors fees	267,785	270,000	270,000
Social security and medical care costs	32,912	43,224	33,433
	1,627,399	1,537,327	1,614,285
Post-employment benefits
Contributions to defined contribution pension plan	15,928	13,646	26,294

Share-based payments	1,055,719	253,766	1,083,985

Total key management remuneration	$2,699,046	$1,804,739	$2,724,564

24.	CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation expenses are legal and other expenses incurred in litigation matters during the period. The legal costs associated with defending legal claims in the current period include a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara, and a complaint filed by CardiAQ against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, CardiAQ also filed a complaint against Neovasc in the German Court requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. No hearing date has yet been set by the court. As a next step, both parties have been given a deadline to file written responses by March 30, 2018. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014.  On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents.  The Company moved to dismiss the complaint on November 16, 2017, and briefing on the Company’s motion to dismiss completed on December 21, 2017. No other litigation schedule or deadlines have been set. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

35

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

24.	CONTINGENT LIABILITIES AND PROVISIONS (continued)

Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the “Court”) and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the “Appeals Court”). This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”) Neovasc Inc. and Neovasc Medical Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific Corporation and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs’ patents.  In February 2017, the Neovasc Defendants were added to the plaintiffs’ claim making related allegations.  In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs.  The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants have not yet filed their Statements of Defence. The Neovasc Defendants intend to vigorously defend themselves.

The Company is aware of a potential claim involving another party’s intellectual property rights, which the Company is investigating and believes to be without merit. The Company is in preliminary discussions with that party and believes that settlement of the matter, if warranted, can be achieved on reasonable commercial terms.

When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is remote, no provision is recognized and no contingent liability disclosure is required.

Non-litigation Matters

Remedial TSX Delisting Review

On November 13, 2017, the Toronto Stock Exchange ("TSX") reported that Neovasc Inc. was under a remedial delisting review. The Company had 120 days to regain compliance with the exchange's continued listing requirements (see Note 25: SUBSEQUENT EVENTS – Remedial TSX Delisting Conclusion).

25.	SUBSEQUENT EVENTS

Nasdaq Notification

On January 2, 2018, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq rules for continued listing on the Nasdaq Capital Market. The Bid Price Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 2, 2018, to regain compliance. The Company intends to monitor the closing bid price of its common shares between now and July 2, 2018 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its common shares will continue to be listed and trade on the Nasdaq Capital Market.

36

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2017, 2016 and 2015

(Expressed in U.S. dollars)

25.	SUBSEQUENT EVENTS (continued)

Remedial TSX Delisting Conclusion

On March, 8, 2018, the Company received confirmation that the TSX had determined that the Company satisfied TSX’s applicable requirements for continued listing and that the Company would not be delisted from the TSX exchange at this time.

Nasdaq Notification

On March 22, 2018, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq rules for continued listing on the Nasdaq Capital Market. The Market Value Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until September 18, 2018, to regain compliance. The Company intends to monitor the market value of its listed securities between now and September 18, 2018 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its common shares will continue to be listed and trade on the Nasdaq Capital Market.

Warrant Exercises

The Series A Warrants, Series B Warrants, Series C Warrants, Series E Warrants and Series F Warrants were each subject to a hold period that restricted each warrant from being exercised until January 17, 2018.

On January 30, 2018, the remaining 1,698,841 Series D Warrants were exercised for gross proceeds of $16,699 and 1,698,841 shares were issued from treasury.

None of the 25,676,368 Series A Warrants, 10,273,972 Series C Warrants or 22,431,506 Series E Warrants issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding.

Alternate Net Number

As of March 28, 2018, of the 25,676,368 Series B Warrants initially granted, 11,170,788 have been exercised using the cashless alternative net number mechanism for 149,350,096 common shares of the Company and of the 22,431,506 Series F Warrants initially granted, 21,041.660 have been exercised using the cashless Alternate Net Number mechanism for 223,427,286 common shares of the Company. As of March 28, 2018, there were 14,505,580 B Warrants and 1,389,846 F Warrants outstanding.

Share Capital

Our issued and outstanding share capital as of the date of these financial statements is 477,441,751.

Our fully diluted share capital as of the same date is 583,569,647; and

Our fully diluted share capital, adjusted on the assumption that all the remaining Series B Warrants and Series F Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the Alternate Conversion Price at the closing price on March 27, 2018 is 1,519,760,607.

26.	AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2017 (including comparatives) were approved by the audit committee on behalf of the board of directors on March 27, 2018.

(signed) Chris Clark

Chris Clark, Chief Financial Officer

(signed) Steve Rubin

Steve Rubin, Director

37